UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of April 2019

SHINHAN FINANCIAL GROUP CO., LTD.

(Translation of registrant's name into English)

20, Sejong-daero 9-gil, Jung-gu, Seoul 04513, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  √    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes        No___√___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  n/a  .

Summary of FY2018 Business Report

On April 1, 2019, Shinhan Financial Group (“SFG”) filed its FY2018 Business Report (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards.

Table of Contents

1. Introduction of the Group

2. Business Results

3. Independent Auditor

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

5. Directors, Executive Officers and Employees

6. Related Party Transactions

1. Introduction of the Group

Company History in 2010 through 2018

▪	Jan. 2010 : Shinhan Data System became a direct subsidiary of SFG
▪	Aug. 2010 : Shinhan Macquarie Financial Advisory was disaffiliated from SFG
▪	Feb. 2011 : Shinhan BNP Paribas Asset Management (Hong Kong) Limited became an indirect subsidiary of SFG
▪	Nov. 2011 : Shinhan Bank Vietnam was merged with Shinhan Vina Bank
▪	Dec. 2011 : Shinhan Savings Bank became a direct subsidiary of SFG
▪	Nov. 2012 : Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary
▪	Jan. 2013 : Yehanbyoul Savings Bank joined SFG as a direct subsidiary
▪

Apr. 2013 : Shinhan Savings Bank merged with Yehanbyoul Savings Bank. As a result of the integration, Shinhan Savings Bank has been liquidated and Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings Bank” as an existing legal entity

▪	Nov. 2014 : LLP MFO Shinhan Finance (Kazakhstan) became an indirect subsidiary of SFG
▪	Jul. 2015 : Shinhan Securities Vietnam Co., Ltd became an indirect subsidiary of SFG
▪	Oct. 2015 : Banco Shinhan de Mexico became an indirect subsidiary of SFG
▪	Nov. 2015 : PT Bank Shinhan Indonesia became an indirect subsidiary of SFG
▪	Dec. 2015 : PT. Shinhan Indo Finance became an indirect subsidiary of SFG
▪	Dec. 2015 : PT Centratama Nasional Bank became an indirect subsidiary of SFG
▪	Mar. 2016 : Shinhan Microfinance Co., Ltd. became an indirect subsidiary of SFG
▪	Jul. 2016 : PT Shinhan Securities Indonesia became an indirect subsidiary of SFG
▪	Dec. 2016 : Launched new integrated PT Bank Shinhan Indonesia
▪	Oct. 2017 : Established Shinhan REITs(Real Estate Investment Trusts) Management Co.,Ltd. as SFG subsidiary
▪	Dec. 2017 : Shinhan K REITs became an indirect subsidiary of SFG
▪	Apr. 2018 : Shinhan Alpha REITs (formerly known as Shinhan K REITs) was disaffiliated from SFG’s indirect subsidiary due to a change in the largest shareholder
▪	May. 2018 : GX SHINHAN INTERVEST 1st PEF became an indirect subsidiary of SFG
▪	May. 2018 : Shinhan DS Vietnam became an indirect subsidiary of SFG
▪	Sep. 2018 : SFG entered into a share purchase agreement with Life Investment Ltd. for the acquisition of its majority shares, 59.15% interest, in Orange Life Insurance, Ltd.
▪	Sep. 2018 : Shinhan Alpha Yongsan REIT became an indirect subsidiary of SFG
▪	Oct. 2018. : SFG entered into a share purchase agreement with Asia Trust Co., Ltd. for the 100% acquisition.

Principal Subsidiaries under Korean Law (as of Dec. 31, 2018)

Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
Shinhan Card	100.0%
Shinhan Investment Corp.	100.0%
Shinhan Life Insurance	100.0%
Shinhan BNP Paribas Asset Management	65.0%
Shinhan Capital	100.0%
Jeju Bank 1)	71.9%
Shinhan Savings Bank 2)	100.0%
Shinhan DS 3)	100.0%
Shinhan AITAS 4)	99.8%
Shinhan Credit Information	100.0%
Shinhan Alternative Investment Management	100.0%
Shinhan REITs Management	100.0%
SHC Management 5)	100.0%
1)	Jeju Bank is currently listed on the Korea Exchange.

2)On January 30, 2013, Yehanbyoul Savings Bank joined SFG as a direct subsidiary.

On April 1, 2013, Shinhan Savings Bank merged with Yehanbyoul Savings Bank, both of which were direct subsidiaries of Shinhan Financial Group. As a result of the integration of the two savings banks,

the previous Shinhan Savings Bank has been liquidated and is thus no longer a subsidiary of Shinhan

Financial Group and instead, Yehanbyoul Savings Bank now exists under the name of “Shinhan Savings

Bank” as an existing legal entity constituting a member of Shinhan Financial Group.

3)Shinhan Data System changed its company name to Shinhan DS on May 13, 2018.

4)On November 30, 2012, Shinhan AITAS Co., Ltd. joined SFG as a direct subsidiary. Prior to November 30,

2012, Shinhan AITAS was an indirect subsidiary of SFG under Shinhan Bank, a wholly-owned bank subsidiary of SFG.

5)Currently in liquidation proceedings

6)On February 1, 2019, Orange Life Insurance, Ltd. became a direct subsidiary of SFG

Indirect subsidiaries held through direct subsidiaries (as of Dec. 31, 2018)

Direct Subsidiaries	Indirect Subsidiaries	Ownership by the Parent
Shinhan Bank	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Japan	100.0%
	Shinhan Bank Europe	100.0%
	Shinhan Bank Cambodia	97.5%
	Shinhan Bank Kazakhstan	100.0%
	Shinhan Bank China Limited	100.0%
	Shinhan Bank Canada	100.0%
	Shinhan Bank Vietnam	100.0%
	Banco Shinhan de Mexico	100.0%
	PT Bank Shinhan Indonesia	99.0%
Shinhan Card	LLP MFO Shinhan Finance	100.0%
	PT. Shinhan Indo Finance	50.0%
	Shinhan Microfinance Co., Ltd.	100.00%
Shinhan Investment Corp.	Shinhan Investment Corp. USA Inc.	100.0%
	Shinhan Investment Corp. Asia Inc.	100.0%
	Shinhan Securities Vietnam Co., Ltd	100.0%
	PT Shinhan Sekuritas Indonesia	99.0%
	KOFC Shinhan Frontier Champ 2010-4 PEF1)	8.5%
	GX SHINHAN INTERVEST 1st PEF5)	14.5%
	Shinhan Praxis K-Growth Global Private Equity Fund 2)	14.1%
Shinhan BNP Paribas Asset Management	Shinhan BNP Paribas Asset Management (Hong Kong) Limited	100.0%
Shinhan Alternative Investment Management	Shinhan Private Equity Fund 2nd 3)	2.2%
	Shinhan-Stonebridge Petro Private Equity Fund 4)	0.6%

1) Shinhan Financial Group and its subsidiaries currently own 34.6% of KOFC Shinhan Frontier Champ 2010-4
PEF Investment Corp.

2) Shinhan Financial Group and its subsidiaries currently own 18.9% of Shinhan Praxis K-Growth Global Private
Equity Fund.

3) Shinhan Financial Group and its subsidiaries currently own 32.6% of Shinhan Private Equity Fund 2nd.

4) Shinhan Financial Group and its subsidiaries currently own 1.8% of Shinhan-Stonebridge Petro Private Equity Fund.

5) Shinhan Financial Group and its subsidiaries currently own 25.3% of GX SHINHAN INTERVEST 1st PEF.

Number of Shares (as of Dec. 31, 2018)

Types of Shares	Number of Shares
Common Shares	474,199,587
Total	474,199,587
Treasury Stocks	3,548,659

1) Based on the completion of settlement after transactions

2. Business Results

Operation Results

			(KRW billion)
	FY2018 (Jan. 1 ~ Dec. 31)	FY2017 (Jan. 1 ~ Dec. 31)	FY2016 (Jan. 1 ~ Dec. 31)
Operating income	4,499.3	3,830.0	3,108.6
Equity method income	17.5	20.4	10.0
Other non-operating income	-50.3	-52.8	51.8
Profit before income taxes	4,466.5	3,797.6	3,170.5
Income tax expense	1,268.3	848.4	345.6
Consolidated net income	3,198.2	2,949.2	2,824.9
Net income attributable to equity holders of the Group	3,156.7	2,918.8	2,774.8
Net income attributable to non-controlling interest	41.5	30.4	50.1

Notes :

▪	Some of the totals may not sum due to rounding.

Source and Use of Funds

Consolidated Basis (KRW billion, %)		FY2018				FY2017				FY2016
		Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31				Jan. 1 ~ Dec. 31
		Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)	Average Balance1)	Proportions (%)	Interest Paid	Interest Rate (%)
Source	Deposits	257,656.5	58.2	3,091.7	1.20	241,523.7	58.3	2,482.5	1.03	226,966.8	58.7	2,586.7	1.14
	Borrowings	19,211.9	4.3	316.9	1.65	17,479.8	4.2	217.3	1.24	15,047.2	3.9	176.4	1.17
	Debt Securities Issued	57,284.3	12.9	1,336.8	2.33	47,594.6	11.5	1,085.4	2.28	42,790.8	11.1	1,085.8	2.54
	Other Liabilities	73,666.5	16.7	-	-	74,788.5	18.1	-	-	70,504.9	18.2	-	-
	Total Liabilities	407,819.2	92.1	-	-	381,386.6	92.1	-	-	355,309.7	91.9	-	-
	Total Stockholder's Equity	34,911.0	7.9	-	-	32,750.5	7.9	-	-	31,499.5	8.1	-	-
	Total Liabilities & SE	442,730.2	100.0	-	-	414,137.1	100.0	-	-	386,809.3	100.0	-	-
Use	Cash & Due from Banks	20,581.4	4.6	188.9	0.92	21,609.4	5.2	167.8	0.78	20,933.1	5.4	185.5	0.89
	Loans	287,925.9	65.0	11,190.7	3.89	266,195.4	64.3	9,681.4	3.64	252,132.2	65.2	9,244.0	3.67
	Loans in KRW	224,504.2	50.7	7,892.5	3.52	207,439.9	50.1	6,828.2	3.29	197,841.4	51.2	6,541.9	3.31
	Loans in Foreign Currency	19,306.0	4.4	795.6	4.12	16,841.6	4.1	583.2	3.46	14,936.7	3.9	482.2	3.23
	Credit Card Accounts	21,543.9	4.9	1,790.2	8.31	19,952.8	4.8	1,680.9	8.42	18,804.3	4.9	1,708.5	9.09
	Others	22,571.8	5.0	712.5	3.16	21,961.1	5.3	589.1	2.68	20,549.8	5.3	511.4	2.49
	FVOCI Financial Assets	37,064.0	8.4	754.6	2.04	34,272.9	8.3	645.3	1.88	30,308.9	7.8	612.1	2.02
	AC Financial Assets	26,456.1	6.0	730.4	2.76	22,199.6	5.4	651.1	2.93	17,409.7	4.5	561.8	3.23
	Other Assets	70,702.8	16.0	-	-	69,859.8	16.8	-	-	66,025.3	17.1	-	-
	Total Assets	442,730.2	100.0	-	-	414,137.1	100.0	-	-	386,809.3	100.0	-	-

1) The “Average Balance” is the arithmetic mean of the ending balance of each quarter.

Other Financial Information

※ The main serial financial figures and indices for Dec. 31, 2018 listed herein may be subject to change.

1) Capital Adequacy

Consolidated BIS Ratio (Shinhan Financial Group)

			(KRW billion)
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Aggregate Amount of Equity Capital (A)	33,993.1	30,713.5	29,786.5
Risk-Weighted Assets (B)	228,678.1	207,768.6	198,642.6
BIS Ratio (A/B)	14.87%	14.78%	15.00%

Note) based on Basel III

Capital Adequacy Ratios (Subsidiaries)

				(%)
Subsidiary	Capital Adequacy Ratio	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Shinhan Bank	BIS Capital Adequacy Ratio	16.0	15.6	15.7
Shinhan Card	Adjusted Equity Capital Ratio	21.7	24.5	26.2
Shinhan Investment Corp.	Net Capital Ratio	796.9	706.4	892.0
Shinhan Life Insurance	Risk Based Capital Ratio	238.7	175.4	178.3
Shinhan BNP Paribas Asset Management	Equity Capital (KRW billion)	159.0	156.0	148.6
	Minimum Capital Requirement (KRW billion)	27.4	23.5	24.0
Shinhan Capital	Adjusted Equity Capital Ratio	13.2	14.0	14.9
Jeju Bank	BIS Capital Adequacy Ratio	14.9	14.7	12.8
Shinhan Savings Bank	BIS Capital Adequacy Ratio	14.7	14.3	14.9

Notes :

▪

The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the FSS for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

▪	Basel III FIRB was applied in calculating Shinhan Bank’s BIS Capital Adequacy Ratio.
▪	Basel III TSA was applied in calculating Jeju Bank’s BIS Capital Adequacy Ratio.
▪	Basel I was applied in calculating Shinhan Savings Bank’s BIS Capital Adequacy Ratio.
▪

The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by FSS. Under these guidelines, Shinhan Card and Shinhan Capital are required to maintain a minimum adjusted equity capital ratio of 8%.

▪	Net Capital Ratio is computed in accordance with the guidelines issued by the FSS. Under these guidelines, Shinhan Investment Corporation is required to maintain a minimum net capital ratio of 100%.
▪	Under the guidelines issued by the FSS, Shinhan Life Insurance is required to maintain a minimum RBC ratio of 100%.
▪	Under the guidelines issued by the FSS, Shinhan BNP Paribas Asset Management is required to hold Equity Capital that exceeds the Minimum Capital Requirement.

2) Liquidity

Won Liquidity Ratio

							(KRW billion, %)
Company	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2016
	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)	Won Assets	Won Liabilities	Won Liquidity Ratio(%)
Shinhan Financial Group	1,860.4	138.3	1,344.8	309.8	131.6	235.3	198.8	134.8	147.5
Shinhan Card	17,425.6	4,568.9	381.4	15,768.6	4,236.0	372.3	14,722.9	4,069.1	361.8
Shinhan Investment Corp.	13,167.2	7,820.2	168.4	12,873.9	9,320.8	138.1	12,472.3	8,227.4	151.6
Shinhan Life Insurance	1,136.0	637.3	178.3	917.5	553.3	165.8	915.8	502.0	182.4
Shinhan Capital	637.7	543.7	117.3	768.9	560.4	137.2	684.5	521.2	131.3
Shinhan Savings Bank	320.5	222.4	144.1	308.0	213.3	144.4	169.8	138.7	122.4

Notes :

▪	Shinhan Financial Group: Due within 1 month
▪	Shinhan Life Insurance: (Won assets due within 3 months /3 months average of Claim payments )*100
▪	Shinhan Card, Shinhan Investment Corp., Shinhan Capital, and Shinhan Savings Bank : Due within 3 months
▪	Liquidity Ratio for Shinhan Bank and Jeju Bank have been replaced by Liquidity Coverage Ratio from Mar 31, 2015 to reflect the recent amendments to detailed regulations on supervision of banking business.

Liquidity Coverage Ratio

							(KRW billion, %)
Company	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2016
	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)*	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)	High Quality Liquid Assets	Net Cash Outflows	Liquidity Coverage Ratio(%)
Shinhan Bank	51,326.2	52,043.4	98.7	46,813.9	49,493.3	94.7	35,961.9	37,257.5	96.7
Jeju Bank	625.5	514.1	122.3	560.3	476	117.9	563.2	401.9	142.6

* Liquidity Coverage Ratios are the arithmetic mean of daily LCRs.

Foreign Currency (FC) Liquidity Ratio

							(USD millions, %)
Company	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2016
	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)	FC Assets	FC Liabilities	FC Liquidity Ratio(%)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	-	-	-	49,850.7	46,790.4	106.5	39,631.1	35,968.5	110.2
Shinhan Investment Corp.	5,983.6	5,641.7	106.1	7,577.9	7,913.3	95.8	5,635.3	5,073.4	111.1
Shinhan Capital	118.3	100.4	117.8	99.8	0.3	29,325.20	80.3	1.1	7,333.00
Jeju Bank	34.2	17.2	198.8	43.2	37.9	114.1	13.3	10.7	124.7

Notes :

▪	Foreign currency liquidity ratios are computed with assets and liabilities due within 3 months.
▪	Shinhan Bank’s foreign currency liquidity ratio reflected securitization weight with the guidelines issued by the FSS.
▪	Shinhan Bank’s foreign curreny liquidity ratio has been replaced by Foreign Liquidity Coverage Ratio.

Foreign Currency (FC) Liquidity Coverage Ratio

				(USD millions, %)
Company	2018 4Q	2018 3Q	2018 2Q	2018 1Q
	Oct. 1 ~ Dec. 31	Jul. 1 ~ Sep. 30	Apr. 1 ~ Jun. 30	Jan. 1 ~ Mar. 31
Shinhan Bank	123.1	124.2	117.6	107.3

Notes :

▪

Under the guidelines issued by the FSS, Shinhan Bank is required to hold a minimum requirement of foreign exchange debt in high-quality liquidity assets to withstand a 30-day net cash outflow in systemic risks. The minimum requirement of the foreign currency liquidity coverage ratio was set at 60% in 2017, 70% in 2018 and will be increased gradually to 80% in 2019.

3) Asset Quality

SFG Consolidated Basis

			(KRW billion)
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Total Loans	299,349.9	274,719.1	259,772.6
Substandard & Below	1,612.9	1,734.1	1,927.6
Substandard & Below Ratio	0.54%	0.63%	0.74%
Non-Performing Loans	1,318.4	1,467.1	1,595.8
NPL Ratio	0.44%	0.53%	0.61%
Substandard & Below Coverage Ratio	170.40%	135.15%	125.99%
Loan Loss Allowance	2,748.3	2,343.6	2,428.7
Substandard & Below Loans	1,612.9	1,734.1	1,927.6

Separate Basis

(%)	Dec. 31, 2018			Dec. 31, 2017			Dec. 31, 2016
	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio	Substandard & Below Ratio	NPL Ratio	Substandard & Below Coverage Ratio 1)
Shinhan Financial Group	-	-	-	-	-	-	-	-	-
Shinhan Bank	0.45	0.39	141	0.55	0.49	114	0.65	0.56	96
Shinhan Card	1.11	0.61	275	1.06	0.61	238	1.16	0.76	271
Shinhan Investment Corp.	0.08	0.08	1,003	0.08	0.08	497	0.10	0.10	413
Shinhan Life Insurance	0.09	0.08	414	0.09	0.07	274	0.09	0.08	335
Shinhan Capital	0.97	1.04	159	1.33	1.6	129	2.61	2.93	94
Jeju Bank	0.49	0.47	102	1.09	0.8	41	1.24	0.93	35
Shinhan Savings Bank	3.88	3.40	72	3.86	2.98	62	5.42	3.45	53

4) Debt to Equity Ratios

Shinhan Financial Group (Separate Basis)

			(KRW billion)
	Dec. 31, 2018	Dec. 31, 2017	Dec. 31, 2016
Debt	8,464.2	7,447.7	6,977.7
Equity	21,650.0	20,192.1	20,217.9
Debt to Equity Ratio	39.10%	36.88%	34.51%

Twenty Largest Exposures by Borrower

					(KRW billion)
As of Dec. 31, 2018 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Ministry of Strategy & Finance	0.0	-	17,848.0	-	-	17,848.0
Korea Housing Finance Corporation	0.0	-	6,870.3	-	-	6,870.3
Bank of Korea	40.0	-	5,608.9	0.1	-	5,649.0
Korea Development Bank	10.9	11.2	5,176.5	-	-	5,198.7
Industrial Bank of Korea	651.8	-	3,127.4	-	-	3,779.1
Export-Import Bank of Korea	-	11.2	2,431.3	-	-	2,442.5
Samsung Electronics Co., Ltd.	0.0	1,432.5	-	-	0.0	1,432.5
Korea Deposit Insurance Corporation	-	-	1,355.9	-	-	1,355.9
KB Investment & Securities Co.,Ltd	1,100.0	-	229.1	-	-	1,329.1
Woori Bank	381.1	84.1	839.8	-	-	1,305.0
Kookmin Bank	723.4	-	532.6	31.2	-	1,287.3
Korea Securities Finance Corporation	716.3	-	503.8	-	-	1,220.1
NongHyup Bank	627.1	10.6	536.8	15.5	-	1,190.0
Korea Land & Housing Corporation	0.0	-	1,106.9	-	-	1,107.0
Mirae Asset Daewoo Co., Ltd.	870.7	-	191.7	-	-	1,062.5
KEB Hana Bank	139.6	225.2	501.1	2.1	-	868.1
Korea Electric Power Corporation	2.4	-	760.2	88.3	-	851.0
Small & Medium Business Corporation	0.0	-	722.9	-	-	722.9
Korea Investment & Securities Co., Ltd	631.3	-	67.9	-	-	699.2
KB Kookmin Card Co., Ltd	27.4	-	660.8	-	-	688.2
Total	5,922.1	1,774.9	49,071.9	137.3	0.0	56,906.2

Note) Some of the totals may not sum due to rounding

Exposure to ten Main Debtor Groups

					(KRW billion)
As of Dec. 31, 2018 Consolidated basis	Loans in Won	Loans in Foreign Currency	Securities	Guarantees and Acceptances	Others	Total Exposures
Samsung	545.2	2,001.3	1,023.7	967.9	0.1	4,538.1
Hyundai Motors	845.8	1,808.6	1,029.3	331.9	0.7	4,016.3
SK	836.6	378.2	786.5	803.9	0.0	2,805.1
Lotte	327.8	718.0	925.6	339.4	1.6	2,312.4
LG	460.5	255.7	603.5	536.9	0.0	1,856.6
Hanwha	341.1	264.6	571.8	328.3	0.2	1,505.9
Hyundai Heavy Industries	158.2	170.7	75.6	1,073.9	-	1,478.4
LS	78.2	388.0	250.0	627.2	-	1,343.4
Hyosung	186.4	452.9	59.7	139.2	0.0	838.1
GS	55.7	198.0	216.8	193.3	0.0	663.8
Total	3,835.4	6,635.9	5,542.4	5,341.9	2.6	21,358.2

Note) Some of the totals may not sum due to rounding

Loans, Due from banks and Securities Concentration by Industry

	(KRW billion)
As of Dec. 31, 2018 Consolidated basis	Total Exposures
	Amount	Weight (%)
Finance and Insurance	88,022.5	20.8%
Manufacturing	47,825.0	11.3%
Retail and Wholesale	19,287.6	4.6%
Real Estate, Leasing and Service	28,676.9	6.8%
Construction	4,600.6	1.1%
Hotel and Restaurant	5,695.4	1.3%
Others	92,157.3	21.8%
Retail customers	136,601.0	32.3%
Total	422,866.3	100.0%

Note) Some of the totals may not sum due to rounding

Top Twenty Non-Performing Loans

			(KRW billion)
Borrower	Industry	Gross Principal Outstanding	Substandard & Below	Allowance for Loan Losses
A	Manufacture of steel products by cold rolling, cold extrusion and cold drawing	87.4	87.4	77.7
B	Manufacture of distilling machinery, heat exchangers and gas generators	76	76	54.4
C	Manufacture of plastic products for fabricating of machine	40.7	40.7	35.2
D	Manufacture of sections for ships	41.8	39.5	27.1
E	Building of steel ships	24.1	24.1	25.3
F	Building of steel ships	23.4	23.4	7.1
G	Building of steel ships	22.3	22.3	0.7
H	Manufacture of sections for ships	22.1	20.7	0
I	Other construction of civil engineering projects	19.7	19.7	8.3
J	Construction of highways, streets and roads	17.1	17.1	14.6
K	Apartment building construction	16.7	15.8	14.5
L	Manufacture of sections for ships	11.5	11.5	4.4
M	Development and subdividing of other real estate	8.2	8.2	0
N	General hospitals	8.2	8.2	8.2
O	Manufacture of smelting, refining and alloys of other non-ferrous metals	6.5	6.5	3.2
P	Golf course operation	5.9	5.9	0
Q	Wholesale of outerwear and shirts	5.6	5.6	5.1
R	Other engineering services	8.3	5.5	5.5
S	Sea freight water transport	5.4	5.2	5.2
T	Operation of Passenger Bus Terminal Facilities	5.1	5.1	0.9
Total		456.1	448.4	297.4

Notes :

▪	Consolidated basis as of Dec. 31, 2018.
▪	Some of the totals may not sum due to rounding.

3. Independent Auditor

Audit Opinion for the last 3 years

	FY2018	FY2017	FY2016
Audit Opinion	Unqualified	Unqualified	Unqualified

Compensation to the Independent Auditor for Audit and Review Services

The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements preparation.

Year	Auditor	Payment 1) (KRW mil.)	Details	Working hours
FY2018	KPMG Samjong Accounting Corp.	715 (annualized basis)	Review/Audit of Financial Statements	8,470 Hours
	KPMG Samjong Accounting Corp.	94 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	850 Hours
FY2017	KPMG Samjong Accounting Corp.	626 (annualized basis)	Review/Audit of Financial Statements	7,641 Hours
	KPMG Samjong Accounting Corp.	78 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	896 Hours
	KPMG Samjong Accounting Corp.	261 (annualized basis)	Non-statutory audit for IFRS 9 adoption	2,896 Hours
FY2016	KPMG Samjong Accounting Corp.	581 (annualized basis)	Review/Audit of Financial Statements	7,512 Hours
	KPMG Samjong Accounting Corp.	73 (annualized basis)	K-IFRS Report Package Audit for Shinhan Savings Bank	807 Hours
1)	Excluding value-added taxes.

* In addition to above mentioned description of fees for audit and review services, KPMG Samjong Accounting Corp. also provided services related to US listing and ICOFR audit in accordance with the standards of the PCAOB which we agreed to pay KRW1,582 million(excluding value-added taxes) for FY2018 and a comfort letter issuance services between June 11, 2018 and August 13, 2018 which we paid KRW 120 million(excluding value-added taxes).

4. Major Shareholder and Market Price Information of our Common Shares and ADRs

Major Shareholders1) of Shinhan Financial Group as of Dec. 31, 2018

Name	No. of Common Shares owned2)	Ownership%
National Pension Service	44,497,838	9.38%
BlackRock Fund Advisors3)	29,063,012	6.13%
1)	Shareholders who own beneficial ownership of 5% or more (common share basis).
2)	Based on the results of shareholder registry closing as of December 31, 2018
3)	Based on the large equity ownership discloser by BlackRock Fund Advisors with the Financial Supervisory Service on Sep. 27, 2018.
4)	Ownership is based on the total number of shares, 474,199,587

Share ownership of Employee Stock Ownership Association

				(Number of shares, %)
Share ownership	Beginning Balance (Jan. 1, 2018)	Increase	Decrease	Ending Balance (Dec. 31, 2018)	Ownership% (Dec. 31, 2018)
Employee Stock Ownership	22,211,786	3,101,808	3,252,637	22,060,957	-
ESOA account	112,241	35,699	29,668	118,272	-
Total	22,324,027	3,137,507	3,282,305	22,179,229	4.68%

Common Share Traded on the Korea Exchange

						(KRW, number of shares)
		Jul. 2018	Aug. 2018	Sep. 2018	Oct. 2018	Nov. 2018	Dec. 2018
Price per share	High	45,700	43,600	45,000	45,700	43,600	45,000
	Low	42,800	41,450	42,000	42,800	41,450	42,000
	Avg.	44,143	42,859	43,015	44,143	42,859	43,015
Trading Volume		19,688,334	19,200,154	22,771,013	19,688,334	19,200,154	22,771,013
Highest Daily Trading Volume		2,374,170	1,613,802	2,656,021	2,374,170	1,613,802	2,656,021
Lowest Daily Trading Volume		459,214	491,336	595,359	459,214	491,336	595,359

American Depositary Receipts traded on the New York Stock Exchange

						(USD, number of shares)
		Jul. 2018	Aug. 2018	Sep. 2018	Oct. 2018	Nov. 2018	Dec. 2018
Price per share	High	40.43	39.42	40.13	40.68	38.71	37.64
	Low	38.13	36.58	37.23	37.01	37.01	34.78
	Avg.	39.26	38.1	38.48	39.13	37.85	35.98
Trading Volume		1,754,178	1,742,128	1,830,101	2,002,067	2,052,878	4,531,946
Highest Daily Trading Volume		128,160	152,221	194,238	124,497	266,511	630,887
Lowest Daily Trading Volume		46,876	37,392	55,291	56,620	39,956	80,891

Note) 1 ADR = 1 Common Shares

5. Directors, Executive Officers and Employees

Directors and Executive Officers

1) Executive Director

(As of Mar. 31, 2019)
Name	Month and Year of Birth	Position	Service Term
Cho Yong-byoung	June 1957	- Chairman of Shinhan Financial Group - Board Steering Committee Chair - Corporate Social Responsibility Committee member	3 years starting from March 23, 2017

Note) The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year

2) Non-Executive Directors

Currently, 12 non-executive directors are in office, 11 of which outside directors who are nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting.

9 outside directors were appointed as board of directors at the 18th Annual General Meeting of Shareholders on March 27, 2019, of which 5 directors renewed their terms and 4 directors were newly appointed.

Our non-executive directors are as follows:

(As of Mar. 31, 2019)
Name	Month and Year of Birth	Outside Director	Sub-Committees	Service Term
Park Cheul	April 1946	O	Chairman of Board of Directors Corporate Governance & CEO Recommendation Committee member Remuneration Committee member Board Steering Committee member	5 years starting from March 25, 2015
Lee Manwoo	November 1954	O	Audit Committee chair Corporate Governance & CEO Recommendation Committee chair Outside Director Recommendation Committee member Remuneration Committee member	6 years starting from March 26, 2014
Yuki Hirakawa	October 1960	O	Corporate Governance & CEO Recommendation Committee member Corporate Social Responsibility Committee member	5 years starting from March 25, 2015
Philippe Avril	April 1960	O	Corporate Governance & CEO Recommendation Committee member Risk Management Committee member	5 years starting from March 25, 2015
Park Ansoon	January 1945	O	Corporate Social Responsibility Committee member	3 years starting from March 23, 2017
Kim Hwa-nam	December 1945	O	Corporate Governance & CEO Recommendation Committee member Outside Director Recommendation Committee member	2 years starting from March 22, 2018
Choi Kyong-rok	May 1966	O	Outside Director Recommendation Committee member Risk Management Committee member Board Steering Committee member	2 years starting from March 22, 2018
Lee Yoon-jae	November 1950	O	Corporate Social Responsibility Committee chair Outside Director Recommendation Committee member Audit Committee member	2 years starting from March 27, 2019
Byeon Yang-ho	July 1954	O	Risk Management Committee chair Corporate Governance & CEO Recommendation Committee member Board Steering Committee member Corporate Social Responsibility Committee member	2 years starting from March 27, 2019
Huh Yong-hak	September 1958	O	Remuneration Committee chair Risk Management Committee member	2 years starting from March 27, 2019
Sung Jae-ho	March 1960	O	Outside Director Recommendation Committee chair Corporate Governance & CEO Recommendation Committee member Audit Committee member Board Steering Committee member	2 years starting from March 27, 2019
Jin Ok-dong	February 1961	X	-	2 years starting from March 27, 2019

Note 1) Audit Committee Member Recommendation Committee consists of all the outside directors.

Note2) The date on which the term will end will be the date of the general shareholders’ meeting in the relevant year

3) Executive Officers

In addition to the executive directors, we currently have the following executive officers:

(As of Mar 31, 2019)
Name	Month and Year of Birth	Position	In charge of
Park Woo-hyuk	March 1963	Deputy President and Chief Strategy Officer	- Strategic Palanning Team - One Shinhan Strategy Team - Digital Strategy Team - Platform Marketing Team
Yu Sung-hun	January 1965	Deputy President and Chief Financial Officer	- Finance Management Team - Accounting Team - Investor Relations Team - Internal Control on Financial Reporting Team
Lee Byeong-cheol	January 1963	Deputy President and Chief Public Relations Officer	- Brand Strategy Division
Jeong Woon-jinl	April 1964	Deputy President	- Global Investment Banking Business Group
Jang Dong-ki	January 1964	Deputy President	- Global Markets & Securities Business Group
Jeong Jiho	June 1963	Deputy President	- Global Business Management Group
Wang Mi-hwa	October 1964	Deputy President	- Wealth Management Planning Group
Kim Im-geun	July 1963	Deputy President and Chief Risk Officer	- Risk Management Team - Risk Model Validation Team - Credit Review Team
Wang Ho-min	March 1964	Managing Director and Chief Compliance Officer	- Compliance Team
Lee Een-kyoon	April 1967	Managing Director and Chief Operating Officer	- Shinhan Leadership Center - Management Support Team - Management Innovation Team

Compensation to Directors

1) Total Amount Approved at the Meeting of Shareholders

			(As of Dec. 31, 2018)
	Total number of persons	Total amount approved at shareholders’ meeting (KRW millions)	Notes
Directors (Outside directors)	12(10)	3,500	-

Note) Represents the aggregate amount for all directors (including outside directors) excluding long-term incentives.

2) Total Amount Paid

				(As of Dec. 31, 2018)
	Total number of Persons	Total Compensation (KRW millions)	Average Compensation per person (KRW millions)	Notes
Registered Directors	2	1,149	574	Excluding outside directors
Outside Directors	6	387	62	Excluding Audit committee members
Audit committee members or internal auditor	4	262	69
Total	12	1,798	150

Notes :

▪	Represents the total number of applicable persons as of Dec. 31, 2018.
▪

Under the Financial Supervisory Service’s standards for preparing corporate disclosure forms, which standards were amended in November 2013, we are required to disclose in our Business Report the individual annual compensation paid by us to our directors and auditors if such individual annual compensation is ~~W~~ 500 million or greater.
In 2018, Cho Yong-byoung, our Chairman and Chief Executive Officer, received ~~W~~ 1,149 million in salaries and wages. He also currently holds 18,200 performance shares. The exercisability of these performance shares will be determined based on business performance evaluation and share price performance during the period from 2018 to 2021. Additionally, in 2018, Woo Young-woong, our former deputy president and Chief Strategy Officer, received ~~W~~ 552 million which consisted of ~~W~~ 517 million in salaries and wages, ~~W~~ 35 million in severance payments. He also currently holds 5,500 performance shares. The exercisability of these performance shares will be determined based on business performance evaluation and share price performance during the period from 2018 to 2021.

Stock Options

				(As of Dec. 31, 2018)
	No. of Granted Options (A)	No. of Exercised Options (B)	No. of Cancelled Options (C)	No. of Exercisable Options (D = A – B – C)	Exercise Price (KRW)
Granted in 2005	2,500	2,500	-	-	28,006
Granted in 2006	2,500	-	-	2,500	38,829
Granted in 2007	58,764	-	-	58,764	54,560
Granted in 2008	60,753	-	15,125	45,628	49,053
Total	124,517	2,500	15,125	106,892	-

Notes :

▪	The weighted-average exercise price of outstanding exercisable options as of Dec. 31, 2018 is KRW 51,841.
▪	The closing price of our common stock was KRW 39,600 on Dec. 31, 2018.
▪	As of Dec. 31, 2018, the exercise of 9,466 options granted in 2008 is temporarily suspended.

Employees

				(As of Dec. 31, 2018)
Gender	Number of Employees	Average length of Service	Total Salaries and wages paid in 2018 (KRW million)	Average Payment per person (KRW million)
Male	137	2 yrs 11 mths (14 yrs 7 mths) 1)	17,569	128
Female	29	4 yrs 6 mths (10 yrs 11 mths) 1)	2,308	79
Total	166	3 yrs 1 mths (13 yrs 3 mths) 1)	19,878	119

1) Average length of service including service within group subsidiaries

6. Related Party Transactions

Loans to Subsidiaries

								(KRW billion)
Subsidiary	Loan Type	Origination Date	Maturity Date	Lending Rate	Beginning Balance (Jan. 1, 2018)	Decrease	Increase	Others	Ending Balance (Dec. 31, 2018)
Shinhan Card	KRW	2016-01-26	2021-01-26	1.98%	150	-	-	-	150
	KRW	2016-02-24	2021-02-24	1.84%	150	-	-	-	150
	KRW	2017-03-22	2022-03-22	2.22%	150	-	-	-	150
	KRW	2017-04-20	2022-04-20	2.21%	100	-	-	-	100
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	KRW	2018-02-22	2023-02-22	2.90%	-	-	100	-	100
Shinhan Capital	KRW	2013-01-18	2018-01-18	3.18%	50	50	-	-	-
	KRW	2013-09-05	2018-09-05	3.61%	80	80	-	-	-
	KRW	2014-01-27	2019-01-27	3.60%	50	-	-	-	50
	KRW	2016-03-16	2021-03-16	1.90%	50	-	-	-	50
	KRW	2016-04-27	2019-04-27	1.63%	100	-	-	-	100
	KRW	2017-03-22	2022-03-22	2.22%	50	-	-	-	50
	KRW	2017-04-20	2022-04-20	2.21%	50	-	-	-	50
	KRW	2017-05-12	2022-05-12	2.35%	50	-	-	-	50
	KRW	2017-08-24	2022-08-24	2.37%	50	-	-	-	50
	KRW	2018-01-22	2023-01-22	2.75%	-	-	50	-	50
Shinhan Alternative Investment Management	KRW	2017-11-22	2018-11-21	2.24%	5	5	-	-	-
	KRW	2018-11-21	2019-11-20	2.36%	-	-	5	-	5
Shinhan Savings Bank	KRW	2016-06-17	2021-06-17	1.61%	50	-	-	-	50
	KRW	2017-06-23	2022-06-23	2.27%	50	-	-	-	50
Shinhan Life	USD	2018-11-30	2028-11-30	5.10%	-	-	393	-1	391
Total					1,235	135	548	-1	1,646

For more detailed information, please refer to the Independent Accountant’s Audit Report, which was reported on Form 6-K on March 11, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.

By: /s/ Yu Sung-hun

Name: Yu Sung-hun

Title: Chief Financial Officer

Date: April 1, 2019